UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934 (Amendment No. 3)

MANNING & NAPIER, INC.
(Name of Issuer)

Class A common stock, $0.01 par value per share
(Title of Class of Securities)

56382Q102
(CUSIP Number)

Christian Olesen, Olesen Value Fund L.P., 60 W. Broad Street, Suite 104, Bethlehem, PA 18018 (610) 866 6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 56382Q102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Olesen Value Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
906,890
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
906,890
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
906,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

* Percentage calculated based on 17,141,004 shares of Class A common stock, $0.01 par value per share outstanding as of March 10, 2021, as per the Form 10-K filed on March 17, 2021 with the Securities and Exchange Commission.

SCHEDULE 13D/A

CUSIP No. 56382Q102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Olesen Value Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
906,890
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
906,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
906,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

* Percentage calculated based on 17,141,004 shares of Class A common stock, $0.01 par value per share outstanding as of March 10, 2021, as per the Form 10-K filed on March 17, 2021 with the Securities and Exchange Commission.

SCHEDULE 13D/A

CUSIP No. 56382Q102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christian Olesen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
906,890
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
906,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
906,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* Percentage calculated based on 17,141,004 shares of Class A common stock, $0.01 par value per share outstanding as of March 10, 2021, as per the Form 10-K filed on March 17, 2021 with the Securities and Exchange Commission.

Item 1. Security and Issuer

This Schedule 13D/A relates to shares of the Class A common stock, $0.01 par value per share (the "Common Stock"), of Manning & Napier, Inc. (the "Issuer" or "Manning & Napier"). The address of the issuer is 290 Woodcliff Drive, Fairport, New York 14450.

Item 2. Identity and Background

This Statement is filed by Olesen Value Fund L.P., Olesen Value Fund GP LLC and Christian Olesen. Olesen Value Fund L.P. is a private investment partnership existing under the laws of the State of Delaware. Olesen Value Fund GP LLC, a Pennsylvania limited liability company, is the general partner of Olesen Value Fund L.P. Christian Olesen, a citizen of Denmark, is the managing member of Olesen Value Fund GP LLC. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons".

The principal business address of each of the Reporting Persons is 60 W. Broad Street, Suite 104, Bethlehem, Pennsylvania 18018.

Olesen Value Fund L.P. is primarily engaged in the business of investing in securities and other investments. Olesen Value Fund GP LLC is primarily engaged in the business of serving as the general partner of Olesen Value Fund L.P. Christian Olesen's principal occupation is serving as the managing member of Olesen Value Fund GP LLC and Olesen Capital Management LLC. Olesen Capital Management LLC, whose principal business address is 60 W. Broad Street, Suite 104, Bethlehem, PA 18018, is primarily engaged in the business of serving as the investment manager of Olesen Value Fund L.P.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

The shares of the Issuer were acquired in open market transactions by Olesen Value Fund L.P., using its general working capital, for an aggregate purchase price of approx. $2,093,152. The shares are held in margin accounts together with other securities, and such margin accounts may from time to time have debit balances.

Item 4. Purpose of Transaction

The Common Stock reported in this filing is held for investment purposes. The Reporting Persons are interested in discussing with the Issuer's management, board of directors, and/or with third parties any options relating to shareholder value creation. Depending on the Reporting Persons' ongoing evaluation of general market conditions and general matters related to the Issuer, including the Issuer's financial condition and results, the Reporting Persons may determine whether to hold, increase, or decrease their investment in the Common Stock through open market, privately negotiated, or any other transactions. Depending on their assessment of the forgoing factors, the Reporting Persons may, from time to time, modify their present intentions as stated in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 906,890 shares, representing approximately 5.3% of the Issuer's outstanding shares (based on the 17,141,004 shares of Class A common stock, $0.01 par value per share outstanding as of March 10, 2021, as per the Form 10-K filed on March 17, 2021 with the Securities and Exchange Commission).

(b) Olesen Value Fund L.P. has sole voting power and sole dispositive power with regard to 906,890 shares. Each of Olesen Value Fund GP LLC, Olesen Capital Management LLC and Christian Olesen has shared voting power and shared dispositive power with regard to such shares.

Each of Olesen Value Fund GP LLC, Olesen Capital Management LLC and Christian Olesen, by virtue of their relationships to Olesen Value Fund L.P. (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the shares which Olesen Value Fund L.P. directly beneficially owns. Each of Olesen Value Fund GP LLC, Olesen Capital Management LLC and Christian Olesen disclaims beneficial ownership of such shares for all other purposes. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares reported herein.

(c) The following table sets forth all transactions with respect to shares effected by the persons named above in paragraph (a) of Item 5 during the last 60 days, all of which were open market transactions entered into by Olesen Value Fund L.P.:

3/17/2021	Sell	564 shares	$7.50/share
3/18/2021	Sell	11,122 shares	$7.35/share
3/19/2021	Sell	6,810 shares	$7.35/share
3/22/2021	Sell	7,718 shares	$7.06/share
3/23/2021	Sell	4,200 shares	$7.07/share
4/1/2021	Sell	16,181 shares	$6.49/share
4/6/2021	Sell	502 shares	$6.49/share
4/9/2021	Sell	36,959 shares	$6.49/share
4/12/2021	Sell	25,216 shares	$6.41/share
4/13/2021	Sell	86,093 shares	$6.91/share
4/14/2021	Sell	31,920 Shares	$7.03/share
4/15/2021	Sell	144,300 Shares	$7.65/share

(d) To the best of the Reporting Persons' knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2021
Olesen Value Fund L.P. By: Olesen Value Fund GP LLC, general partner By: /s/ Christian Olesen Name: Christian Olesen Title: Managing Member

Dated: April 15, 2021
Olesen Value Fund GP LLC By: /s/ Christian Olesen Name: Christian Olesen Title: Managing Member

Dated: April 15, 2021
By: /s/ Christian Olesen Name: Christian Olesen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).